SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on August 31, 2021, that received Official Letter No. 569/2021/SE-MME informing that, on this date, the National Energy Policy Council (“CNPE”) will hold a meeting to resolve on the updating of the value added by the new electricity generation concession contracts for Eletrobras' hydroelectric plants.

After the decision of the Federal Court of Accounts, through Judgment No. 3176/2021 of December 15, 2021, these values were updated by the Ministry of Mines and Energy and the Ministry of Economy.

Official Letter 569/2021/SE-MME is attached to this Announcement.

The Company will keep the market informed about the matter subject on this Announcement.

Rio de Janeiro, December 21, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Free Translation

Official Letter No. 569/2021/SE-MME

To the Mr.

RODRIGO LIMP Nascimento

President of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Rua da Quitanda, 196, 24th floor, Mario Bhering Building

20091-005 - Rio de Janeiro/RJ

Subject: CNPE Meeting - Proposed Resolution to define the value added to contracts

Mr. Ceo,

1. As you know, the National Energy Policy Council - CNPE is empowered to define the value added to contracts of the plants that will have a new concession period of 30 years, as defined in art. 5 of Law 14.182/2021.

2. The aforementioned Council previously issued Resolution No. 15, of August 31, 2021, which established the value added by the new electricity generation concession contracts for the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras.

3. After the decision of the Federal Court of Accounts, through Judgment No. 3176/2021 of December 15, 2021, such values were updated by the Ministry of Mines and Energy and the Ministry of Economy.

4. Please be informed that such update will be deliberated on December 21, 2021 by the CNPE.

Sincerely,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.